[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 5, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attn:  Suzanne Hayes

Re:	Patheon Holdings Coöperatief U.A. Amendment No. 3 Registration Statement on Form S-1 Filed June 8, 2015 File No. 333-204789

Dear Ms. Hayes:

On behalf of our client, Patheon Holdings Coöperatief U.A., a Dutch cooperative with excluded liability for its members (coöperatie met uitgesloten aansprakelijkheid) (the “Company”), we file herewith Amendment No. 3 to the above-mentioned Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 18, 2015 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Revised Registration Statement.

Risk Factors
“Our failure to comply with existing and future regulatory requirements...,” page 26

1.
We note your disclosure that “[t]wo of our clients have informed us that the FDA has recently notified them that it would defer issuance of export certificates for products manufactured at our Ferentino, Italy facility pending the FDA’s review of our responses to their recent inspection of the Ferentino facility. In addition, the FDA recently sent us a follow up letter requesting additional information and clarification regarding our responses to their inspectional observations regarding the Ferentino facility.” We also note your disclosure that the FDA’s observations following inspection of the Greenville, Monza, and Cincinnati facilities are “not yet closed out.” Please revise your disclosure to describe the outstanding inspectional observations from the FDA that have not yet been resolved including any outstanding issues identified in the FDA’s follow-up letter with respect to the Ferentino facility.

Response:

The Company has revised the disclosure on pages 26 and 27 of the Revised Registration Statement in response to the Staff's comment.

Unaudited Pro Forma Consolidated Financial Information, page 43

2.
Please tell us how you will account for the issuance of the redeemable preference shares discussed under Redeemable preference shares on page 140 and what consideration was given to including this issuance in your pro forma presentation. Please refer to SAB Topic 1.B.3.

Response:

The Company respectfully advises the Staff that it no longer plans to issue redeemable preference shares and has updated the Revised Registration Statement accordingly.

Notes to Consolidated Financial Statements
1. Nature of Business, page F-47

3.
Herein you define Patheon Holdings as being Patheon Holdings Coöperatief U.A. or the Company. Please confirm that each reference to Patheon Holdings throughout these financial statements and the interim period financial statements refer to the Company. In this regard, some of the transactions that you describe in your prior responses as being with JLL/Delta Patheon Holdings, L.P., the entity owned 51% by JLL and 49% by DSM and who owns 100% of the Company, seem to be referring to Patheon Holdings (i.e., Patheon Holdings Coöperatief U.A. or the Company) in the financial statements.

Response:

The Company respectfully confirms that each reference to Patheon Holdings throughout the financial statements refers to the Company.

Exhibit 5.1

4.
We note the assumptions in the legal opinion that “[t]he issue by the Issuer of the Registration Shares (or of any rights to acquire Registration Shares) will have been validly authorised” and “[t]he Issuer’s authorised share capital at the time of issue of any Registration Share will be sufficient to allow for the issue.” These appear to be inappropriate assumptions as to the relevant issue of whether the shares have been validly issued. Please remove such language from the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that it will file a revised legal opinion with the assumptions noted by the Staff removed in a subsequent Registration Statement filing in advance of any requests for acceleration of effectiveness.

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Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas
Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon Holdings Coöperatief U.A. Deanna Kirkpatrick, Davis, Polk & Wardwell LLP